Exhibit (a)(1)(M)

FORM OF REMINDER EMAIL COMMUNICATION

TO ELIGIBLE OPTIONHOLDERS

ABOUT THE EXCHANGE OFFER

Date:

To: Googlers

From: Option Exchange

Re: Reminder about Exchange Offer

You have XX hours to elect to participate in the Employee Stock Option Exchange program. Should you choose to participate, you must submit your election by March 9, 2009 at 6:00 a.m. Pacific Time to make your election through the Election Tool. We are not able to accept any elections after this time, so please make sure you leave yourself enough time to properly submit the election form.

Any options you choose to exchange will be reissued as new options at the March 6, 2009 closing price, which was XXX. If you are holding any options with a strike price higher than XXX, you are eligible to participate in the Employee Stock Option Exchange Program.

Also, we want to remind everyone that California will observe Daylight Savings Time on Sunday, March 8 at 2:00 a.m. Pacific Time, causing us to lose an hour that day. Please keep this in mind given the 6:00 a.m. Pacific Time deadline the next day (check the current time in California).

For more information on the Option Exchange program, please review the materials at go/optionexchange. If you have already made your election, you can check to make sure that it is correct by visiting the Election Tool.

For information about your individual stock options, including all of your stock option grants to date and the status of each stock option, check online at your selected stock plan administrator’s website. Any questions regarding password or access should be directed your selected stock plan administrator at: SmithBarney at www.benefitaccess.com or Charles Schwab at https://eac.schwab.com/.

If you have any questions about the exchange program, please contact                     @google.com after reading the FAQs. For any other questions about accessing your stock options, you can contact                     @google.com.